Exhibit 15.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to assist you in your analysis of the financial aspects of the Business Combination and PIPE Financing (collectively, the “Transactions”). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and should be read in conjunction with the accompanying notes. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Transactions. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the proxy statement/prospectus dated March 15, 2022 (as supplemented to date, the “Proxy Statement/Prospectus”) filed by Pivotal Holdings Corp with the Securities and Exchange Commission (the “SEC”) as part of its registration statement on Form F-4 (Registration No. 333-259800).

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combines the historical statement of financial position of Swvl and the historical balance sheet of SPAC on a pro forma basis as if the Transactions had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of Swvl and SPAC for each respective period on a pro forma basis as if the Transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Holdings. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the preparation date of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analysis is performed. This information should be read together with Swvl’s and SPAC’s historical financial statements and related notes thereto, as applicable, and the sections of the Proxy Statement/Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SPAC” and other financial information included in the Proxy Statement/Prospectus.

Description of the Business Combination

On July 28, 2021, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the Business Combination Agreement, which subsequently closed on March 31, 2022. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination was effected in four steps: (a) in accordance with the Cayman Companies Act at the SPAC Merger Effective Time, SPAC merged with and into Cayman Merger Sub, with Cayman Merger Sub surviving the SPAC Merger and becoming the sole owner of BVI Merger Sub; (b) concurrently with the consummation of the SPAC Merger, and subject to the BVI Companies Act, Holdings redeemed each Holdings Common Share A and each Holdings Common Share B issued and outstanding immediately prior to the SPAC Merger for par value, (c) following the SPAC Merger and subject to the Cayman Companies Act and the BVI Companies Act, the SPAC Surviving Company distributed all of the issued and outstanding BVI Merger Sub Common Shares to Holdings, and (d) following the BVI Merger Sub Distribution, BVI Merger Sub merged with and into Swvl, with Swvl surviving the Company Merger as a wholly owned Subsidiary of Holdings. Please see the section of the Proxy Statement/Prospectus entitled “The Business Combination” for additional information about the Business Combination Agreement and the other transactions contemplated thereby.

The following are the key steps within the Business Combination:

SPAC Merger

At the SPAC Merger Effective Time, which occurred on March 30, 2022, one business day prior to the Company Merger:

•	by virtue of the SPAC Merger and without any action on the part of SPAC, Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding Cayman Merger Sub Common Share was automatically converted into one share of the SPAC Surviving Company, which constitutes the only outstanding shares of the SPAC Surviving Company;

•	each then-outstanding SPAC Class A Ordinary Share was automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A; and

•	each then-outstanding SPAC Class B Ordinary Share was automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B.

•

each then-outstanding fraction of or whole SPAC Warrant was automatically assumed and converted into a fraction or whole Holdings Warrant, as the case may be, to acquire (in the case of a whole Holdings Warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrants; and

•

without duplication of the foregoing, each then-outstanding SPAC Unit, comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, was automatically cancelled, extinguished and converted into a new Holdings Unit, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

Company Merger

At the Company Merger Effective Time on March 31, 2022:

•	by virtue of the Company Merger and without any action on the part of Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding BVI Merger Sub Common Share was automatically cancelled, extinguished and converted into one share no par value in the Swvl Surviving Company, which constitutes the only issued and outstanding shares of the Swvl Surviving Company;

•	all Swvl Shares held in the treasury of Swvl were automatically cancelled and extinguished, and no consideration was delivered in exchange therefor; and

•

each then-outstanding Swvl Share was automatically cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio and upon an Earnout Triggering Event (or the date on which a Change of Control occurs), the Per Share Earnout Consideration (with any fractional share to which any holder of Swvl Shares would otherwise be entitled rounded down to the nearest whole share), in each case, without interest;

•

each then-outstanding and unexercised Swvl Option, whether or not vested, was assumed and converted into (i) an Exchanged Option and (ii) a number of Earnout RSUs in respect of a number of Earnout RSU Shares that will be issued in settlement of Earnout RSUs, as described in the section entitled “Earnouts” below, equal to the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by the Per Share Earnout Consideration;

•

the Swvl Convertible Notes, other than any Swvl Exchangeable Notes, were converted into the right to receive Holdings Common Shares A as if such Swvl Convertible Notes had first converted into Swvl Common Shares A in accordance with their terms immediately prior to the Company Merger Effective Time and immediately thereafter each such Swvl Common Share A was cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio;

•

each Swvl Exchangeable Note was exchanged for a number of Holdings Common Shares A at an exchange price of $8.50 per share (or, (1) with respect to the $20.0 million Swvl Exchangeable Note issued on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share and (2) with respect to the $1.8 million Swvl Exchangeable Note and $0.9 million Swvl Exchangeable Note issued on March 22, 2022 and the $2.7 million Swvl Exchangeable Note issued on March 23, 2022, $9.50 per share);

•	in accordance with the Holdings A&R Articles, each then-outstanding Holdings Common Share B was converted, on a one-for-one basis, into one Holdings Common Share A; and

•

pursuant to their terms, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time were automatically separated in accordance with the Holdings A&R Articles.

Concurrently with the execution of the Business Combination Agreement, SPAC, Holdings and in some cases, Swvl entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors agreed to subscribe for and purchase, and Holdings agreed to sell to the Initial PIPE Investors in a private placement at the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $100 million.

On August 25, 2021, certain Initial PIPE Investors effectively pre-funded Swvl with $35.5 million of the aggregate subscription commitments by purchasing the Initial Swvl Exchangeable Notes. At the Company Merger Effective Time, the Initial Swvl Exchangeable Notes were automatically exchanged for Holdings Common Shares A at an exchange Price of $8.50 per share. Upon the issuance of the Initial Swvl Exchangeable Notes, the amount of each applicable Initial PIPE Investor’s subscription was reduced dollar-for-dollar by the aggregate purchase price of such Initial PIPE Investor’s Initial Swvl Exchangeable Notes. On January 12, 2022, an Initial PIPE Investor affiliated with Agility purchased $20.0 million of Additional Swvl Exchangeable Notes, effectively pre-funding the remainder of its subscription commitment. Such Additional Swvl Exchangeable Notes were automatically exchanged for Holdings Common Shares A at an exchange price of $9.10 per share. Upon the issuance of such Additional Swvl Exchangeable Notes, such Initial PIPE Investor’s subscription was reduced by $20.0 million, resulting in the termination of such subscription.

As a result of the issuance of the Initial Swvl Exchangeable Notes and the Additional Swvl Exchangeable Notes, the amount of additional funding actually received from the Initial PIPE Investors at the Company Merger Effective Time was reduced to $44.5 million which was further impacted by Additional PIPE Subscription Agreements as described below

Following the issuance of the Initial Swvl Exchangeable Notes and prior to the issuance of the Additional Swvl Exchangeable Notes described above, Swvl also issued $10.0 million of Additional Swvl Exchangeable Notes, at an exchange price of $8.50 per share. On January 31, 2022, Swvl issued $1.0 million of Additional Swvl Exchangeable Notes at an exchange price of $9.10 per share. The issuance of such Additional Swvl Exchangeable Notes did not reduce the existing subscription commitments of any PIPE Investors. Furthermore, between March 22, 2022 and March 23, 2022, certain Initial PIPE investors purchased Additional Swvl Exchangeable Notes for an aggregate purchase price of $5.3 million, equal to their remaining aggregate subscription commitment. Upon the issuance of such Additional Swvl Exchangeable Notes, these Initial PIPE Investors’ subscription commitments were collectively reduced by $5.3 million, resulting in the termination of their subscriptions and reducing the funding actually received from the Initial PIPE Investors at the Company Merger Effective Time by $5.3 million. These Additional Swvl Exchangeable Notes were automatically exchanged for Holdings Common Shares A at an exchange price of $9.50 per share at the Company Merger Effective Time.

In aggregate, Swvl has issued $35.5 million of Initial Swvl Exchangeable Notes at $8.50 per share, $10.0 million of Additional Swvl Exchangeable Notes at $8.50 per share, $21.0 million of Additional Swvl Exchangeable Notes at an exchange price of $9.10 per share and $5.3 million of Additional Swvl Exchangeable Notes at an exchange price of $9.50 per share in advance of the Company Merger. In aggregate, the funding received from the issue of Initial Swvl Exchangeable Notes and Additional Swvl Exchangeable Notes in advance of the Company Merger Effective Time amounted to approximately $71.8 million.

Since November 15, 2021, SPAC and Holdings have also entered into Additional PIPE Subscription Agreements with Additional PIPE Investors, pursuant to which the Additional PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the Additional PIPE Investors in a private placement, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $10.5 million, of which $0.5 million was received by Holdings at the Company Merger Effective Time. In aggregate, the funding received from the Initial PIPE Investors and Additional PIPE investors at the Company Merger Effective Time amounted to $39.7 million which excludes the EBRD subscription agreement, as discussed below.

While the terms of the Additional PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, one Additional PIPE Subscription Agreement contains terms that vary as described below.

Under the terms of the Additional PIPE Subscription Agreement between EBRD, SPAC and Holdings, representing an aggregate purchase price of $10.0 million, EBRD’s commitment to acquire Holdings Common Shares A is subject to an additional condition that Holdings and EBRD first enter into an investment framework agreement, pursuant to which Holdings will agree to comply with certain institutional requirements of EBRD, including social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds (the “Additional EBRD Condition”). Based on initial discussions, Holdings expects such agreement to be generally consistent with other similar agreements previously executed between EBRD and other companies and include, among other things, a requirement to: (1) maintain procedures designed to prevent money laundering, terrorism financing, fraud or other corrupt or illegal purposes, (2) implement a contractor and supplier management system to assess and monitor environmental and social risks, (3) conduct a gender based violence and harassment risk assessment related to business operations in Egypt, (4) conduct awareness training among management, workers and contractors, (5) establish an internal worker grievance procedure, (6) appoint key account managers to monitor the health and safety performance of partner drivers / captains, (7) use the proceeds from the subscription agreement exclusively for the purpose of operating expenditures, marketing expenses and client acquisition costs relating to Swvl’s business in Egypt, (8) comply with other compliance measures and (9) furnish information to EBRD in connection with the foregoing matters.

Further, EBRD will be permitted to terminate its Additional PIPE Subscription Agreement if the Board of Governors of EBRD determines that access by Egypt to EBRD’s resources should be suspended or otherwise modified. This termination right is a result of the nature of EBRD’s organization and governing documents. EBRD is an international financial institution formed by an international multilateral treaty and is owned by 71 countries. Under the agreement establishing EBRD, the Board of Governors of EBRD has the authority to decide that access to EBRD’s funds to a particular country should be suspended or otherwise modified in cases where such country might be implementing policies inconsistent with EBRD’s mandate. EBRD has advised Holdings that it is accordingly a standard provision of EBRD financing agreements to include a termination right similar to the right included in the Additional PIPE Subscription Agreement with EBRD.

Because the Additional EBRD Condition was not satisfied prior to the Company Merger Effective Time, EBRD has not purchased $10.0 million of Holdings Common Shares A at the Company Merger Effective Time pursuant to the EBRD subscription agreement. However, if the Additional EBRD Condition is satisfied or waived on or prior to May 25, 2022, EBRD will purchase 1,000,000 Holdings Common Shares A for an aggregate purchase price of $10.0 million pursuant to the EBRD subscription agreement.

The aggregate number of Holdings Common Shares A issued in connection with the PIPE Subscription Agreements, Initial Swvl Exchangeable Notes and Additional Swvl Exchangeable Notes as of the Closing Date, was 12,188,711.

Therefore, as a result of the Business Combination, Swvl Shareholders, SPAC Public Shareholders and the PIPE Investors received Holdings Common Shares A as per the table included below under ‘Basis of Pro Forma Presentation’, in addition to the 17,433,333 Holdings Warrants that were issued to the holders of SPAC Public Warrants and SPAC Private Placement Warrants.

Furthermore, section 8.03(f) of the Business Combination Agreement (the “Minimum Cash Condition”) provides that the obligation of Swvl to consummate the Business Combination is conditioned on SPAC and Holdings collectively having cash on hand equal to or in excess of $185.0 million after consummation of the PIPE Financing and after the distribution of the funds in the Trust Account (and deducting all amounts to be paid pursuant to the exercise of redemption rights of SPAC Public Shareholders) and without taking into account (i) any transaction fees, costs and expenses paid or required to be paid (including Swvl Expenses and SPAC Expenses) in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Financing or (ii) any cash held by Swvl or any of Swvl’s Subsidiaries. As of the Closing Date after taking into account the redemption of 29,175,999 SPAC Class A Ordinary Shares, the cash on hand is less than Minimum Cash Condition. However, Swvl waived the Minimum Cash Condition and proceeded with the consummation of the Business Combination.

Earnouts

During the Earnout Period, Holdings may issue up to an aggregate of 15,000,000 additional Holdings Common Shares A to Eligible Swvl Equityholders in three equal tranches upon the occurrence of each Earnout Triggering Event (or earlier on Change of Control). The portion of such Holdings Common Shares A issuable to Eligible Swvl Equityholders who hold Swvl Options were instead issued to such holders as Earnout RSUs at the Company Merger Effective Time, which will be subject to potential forfeiture and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or earlier Change of Control). Please see the section of the Proxy Statement/Prospectus entitled “The Business Combination — Earnout” for additional information.

For more information about the Business Combination, please see the section of the Proxy Statement/Prospectus entitled “The Business Combination.” A copy of the Business Combination Agreement is attached to the Proxy Statement/Prospectus as Annex A-1.

Anticipated Accounting Treatment

The Business Combination is accounted for as a capital reorganization. Under this method of accounting, SPAC is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of Swvl issuing shares at the closing of the Business Combination for the net assets of SPAC as of the Closing Date, accompanied by a recapitalization. The net assets of SPAC are stated at historical cost, with no goodwill or other intangible assets recorded.

Swvl has been determined to be the accounting acquirer based on the following:

•	Swvl’s shareholders have the largest voting interest in Holdings as described below under “Basis of Pro Forma Presentation”;

•	Swvl has the ability to nominate the majority of the members of the board of directors of Holdings;

•	The prior senior management of Swvl constitutes the senior management of Holdings;

•	The business of Swvl comprises the ongoing operations of Holdings; and

•	Swvl is the larger entity, both in terms of substantive operations and number of employees.

The Business Combination is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) because SPAC does not meet the definition of a business in accordance with IFRS 3. Rather, the Business Combination is accounted for within the scope of IFRS 2, Share-based Payment (“IFRS 2”). Any excess of fair value of equity in Holdings issued to participating shareholders of SPAC over the fair value of SPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing, which is expensed as incurred. The fair value of Holdings equity, and ultimately the expense recognized in accordance with IFRS 2, may differ materially from the unaudited pro forma condensed combined financial information, due to developments occurring prior to the date of consummation of the Business Combination.

The PIPE Subscription Agreements related to the PIPE Financing resulted in the issuance of Holdings Common Shares A, leading to an increase in share capital and share premium along with a corresponding increase in cash and cash equivalents reflecting the PIPE Funds.

Basis of Pro Forma Presentation

Pursuant to SPAC’s existing charter, SPAC Public Shareholders were offered the opportunity to redeem, upon closing of the Business Combination, SPAC Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 29,175,999 shares of SPAC Class A Ordinary Shares at $10.00 per share.

Upon closing, the ownership of Holdings is as follows:

Shareholders	Ownership in shares	Ownership%
Swvl Shareholders (1)	101,591,814	80%
SPAC Public Shareholders	5,324,001	4%
Sponsor (2)	8,625,000	7%
PIPE Investors	12,188,711	9%
Grand Total	127,729,526	100%

(1)

The shareholding of Swvl excludes the impact of shares issuable under the earnout arrangement. In aggregate, a maximum of 15,000,000 Holdings Common Shares A are issuable to Eligible Swvl Equityholders upon the occurrence of Earnout Triggering Events (i.e. achieving a share price of $12.50 (Triggering Event I), $15.00 (Triggering Event II) and $17.50 (Triggering Event III)) or earlier upon the Change of Control. Furthermore this number of shares also includes cash exercise of the Swvl Options by the Swvl Option Holders against which they are entitled to receive Holdings Common Shares A.

(2)	Consists of 8,625,000 of Holdings Common Shares A acquired by the Sponsor as holder of SPAC Class B Ordinary Shares in connection with the Business Combination.

The pro forma book value per share as of June 30, 2021, assuming the share ownership amounts above, are as follows:

	Swvl (Historical)	SPAC (Historical – Restated)	Holdings
Net assets (in thousands)[1]	($39,814)	($38,460)	$131,100
Total outstanding shares	56,484	8,625,000	127,729,526
Book value per share (undiluted)[2]	($704.87)	($4.46)	$1.03
Net assets after exercise of warrants (in thousands)[3]			$331,583
Total outstanding shares considering the exercise of SPAC Public and Private Placement Warrants[4]			145,162,859
Implied book value per share[5]			2.28

(1)	Net assets equals total equity excluding common stock subject to possible redemption.
(2)

Book value per share equals net assets divided by total shares outstanding. SPAC’s historical shares outstanding excludes 34,500,000 shares subject to redemption for SPAC at June 30, 2021. Swvl historical shares outstanding do not reflect the Swvl Merger Shares.

(3)

The net assets after the exercise of warrants are calculated as (i) net assets prior to the exercise of warrants; plus (ii) increase to the net assets resulting from the inflow of cash from the exercise of a total of 17,433,333 warrants including 11,500,000 SPAC Public Warrants and 5,933,333 SPAC Private Placement Warrants at an exercise price of $11.50 per share.

(4)	This reflects the total number of outstanding shares including the shares issued upon the exercise of the SPAC Public Warrants and SPAC Private Placement Warrants.
(5)

Book value per share equals net assets after exercise of the SPAC Public Warrants and SPAC Private Placement Warrants divided by total shares outstanding including the shares issued upon the exercise of SPAC Public Warrants and SPAC Private Placement Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2021

(in thousands)

	Swvl (IFRS Historical)	Queen’s Gambit (US GAAP - As Adjusted)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
Non-current assets
Marketable securities held in Trust Account	—	345,075	—	(291,760)	B	—
			—	(53,315)	F
Property, plant and equipment	524	—	—	—		524
Right-of-Use assets	1,059	—	—	—		1,059
Deferred tax asset	11,607	—	—	—		11,607
Total non-current assets	13,190	345,075	—	(345,075)		13,190
Current assets
Cash and cash equivalents	17,764	1,543	—	13,776	E	151,286
				53,315	F
				(9,996)	G
				111,500	H
				(36,616)	I
Accounts receivable	3,596	—	—	—		3,596
Prepaid expenses	212	818	—	—		1,030
Due from shareholder	26	—	—	—		26
Total current assets	21,598	2,361	—	131,979		155,938
Total assets	34,788	347,436	—	(213,096)		169,128
Liabilities and shareholders’ equity
Shareholders’ equity
Class A ordinary shares subject to possible redemption at $10.00 per share	—	345,000	(345,000)	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding	—	1	—	(1)	C	—

Share capital (Holdings)	—	—	—	1	A	13
				1	C
				10	E
				1	H
Share capital (Swvl BVI)	88,882	—	—	(88,882)	E	—
Share premium	—	—	—	76,081	A	466,926
				14,779	C
				118,561	D
				163,994	E
				111,499	H
				(17,988)	I
Accumulated deficit	(155,338)	(38,461)	—	(8,864)	A	(336,865)
				38,461	C
				(118,561)	D
				(35,730)	E
				(18,372)	I
Foreign currency translation reserve	1,026	—	—	—		1,026
Employee share scheme reserve	25,616	—	—	(25,616)	E	—
Total shareholders’ equity	(39,814)	306,540	(345,000)	209,374		131,100
Non-current liabilities
Provision for employees’ end of service benefits	358	—	—	—		358
Lease liabilities	811	—	—	—		811
Deferred underwriting commissions	—	9,996	—	(9,996)	G	—
Derivative warrants liabilities	—	29,659	—	—		29,659

Class A ordinary shares, subject to possible redemption at $10.00 per share	—	—	345,000	(291,760)	B	—
				(53,240)	C
Total non-current liabilities	1,169	39,655	345,000	(354,996)		30,828
Current liabilities
Accounts payable	6,349	174	—	(562)	A	5,705
				(256)	I
Tax liabilities	113	—	—	—		113
Lease liabilities	315	—	—	—		315
Accrued expenses	—	1,067	—	—		1,067
Derivative liability	38,956	—	—	(38,956)	A	—
Convertible notes	27,700	—	—	(27,700)	A	—
Total current liabilities	73,433	1,241	—	(67,474)		7,200

Total liabilities and shareholders’ equity	34,788	347,436	—	(213,096)		169,128

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE SIX

MONTHS ENDED JUNE 30, 2021

	Swvl (IFRS Historical)	Queen’s Gambit (US GAAP)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	12,916	—	—		12,916
Cost of sales	(15,907)	—	—		(15,907)

Gross loss	(2,991)	—	—		(2,991)
General and administrative expenses	(34,029)	(1,619)	256	AA	(35,392)
Selling and marketing costs	(4,907)	—	—		(4,907)
Provision for expected credit loss	(427)	—	—		(427)
Other expenses	(518)	—	—		(518)

Operating loss	(42,872)	(1,619)	256		(44,235)
Finance income	44	75	(75)	FF	44
Loss on initial recognition on private warrants	—	(6,052)	—		(6,052)
Fair value gain/loss on warrants revaluation	—	(4,702)	—		(4,702)
Unrealised foreign exchange gains	—	—	—		—
Finance cost, net (including offering costs on warrants)	(39,554)	(488)	39,518	EE	(524)

Loss for the year	(82,382)	(12,786)	39,699		(55,469)
Tax loss	1,694	—	—		1,694

Net loss	(80,688)	(12,786)	39,699		(53,775)
Weighted average shares outstanding (in thousands)		Class A
Basic and diluted	56	34,500			127,678
Net (loss) per share ($)
Basic and diluted	(1,429)	—			(0.42)
Weighted average shares outstanding (in thousands)		Class B
Basic and diluted (excluding shares issued to Forward Counterparty)		8,494
Net (loss) per share ($)
Basic and diluted		(1.5)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

YEAR ENDED DECEMBER 31, 2020

	Swvl (IFRS Historical)	Queen’s Gambit (US GAAP)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	17,312	—	—		17,312
Cost of sales	(26,414)	—	—		(26,414)

Gross loss	(9,102)	—	—		(9,102)
General and administrative expenses	(18,584)	(12)	(18,372)	AA	(191,259)
			(118,561)	BB
			(35,730)	CC
Selling and marketing costs	(4,727)	—	—		(4,727)
Provision for expected credit loss	(729)	—	—		(729)
Other expenses	(245)	—	—		(245)

Operating loss	(33,387)	(12)	(172,663)		(206,062)
Other income	590	—	—		590
Loss on initial recognition on private warrants	—	—	—		—
Fair value gain/loss on warrants revaluation	—	—	—		—
Unrealised foreign exchange gains	—	—	—		—
Finance cost, net (including offering costs on warrants)	(84)	—	(234)	DD	(318)

Loss for the year	(32,881)	(12)	(172,897)		(205,790)
Tax loss	3,156	—	—		3,156

Net loss	(29,725)	(12)	(172,897)		(202,634)
Weighted average shares outstanding (in thousands)		Class B
Basic and diluted	55	7,500			127,730
Net (loss) per share ($)
Basic and diluted	538	—			(1.59)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 assumes that the Transactions occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present a pro forma effect to the Transactions as if they had been completed on January 1, 2020. These periods are presented on the basis that Swvl is the accounting acquirer.

The unaudited pro forma condensed combined financial information has been prepared using, and should be read in conjunction with, the following:

•	The historical audited consolidated financial statements of Swvl as of December 31, 2020, and for the year then ended and the related notes included in the Proxy Statement/Prospectus;

•	The audited consolidated financial statements of SPAC as of December 31, 2021, and for the year then ended and the related notes included in this Shell Company Report on Form 20-F;

•

The historical unaudited condensed interim consolidated financial statements of Swvl as of June 30, 2021 and for the six months then ended and the related notes included in the Proxy Statement/Prospectus, adjusted for the restatement disclosed in the unaudited condensed interim financial statements of SPAC for the three and nine months ended September 30, 2021; and

•

The historical unaudited condensed interim financial statements of SPAC as of and for the three and six months ended June 30, 2021 included in the Proxy Statement/Prospectus after reflecting the restatements disclosed in the interim financial statements as of and for the three and nine months ended September 30, 2021.

The historical financial statements of Swvl have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The historical financial statements of SPAC have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The historical financial information of SPAC has been adjusted to give effect to the differences between US GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The presentation and reporting currency of both Swvl and SPAC is the US Dollar.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Holdings after giving effect to the Transactions. Management has made estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that Swvl management believes are reasonable under the circumstances. Adjustments in the unaudited pro forma condensed combined financial information, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Swvl and SPAC.

Deferred Underwriting Fees

As of June 30, 2021, approximately $10.0 million of deferred underwriting fees related to the IPO of SPAC are conditioned upon completion of an Initial Business Combination. The following table illustrates the deferred underwriting fee that was due upon Closing on a per share basis for the total number of Holdings Common Shares A.

Total number of Holdings Common Shares A	127,729,526
Deferred Underwriting Fees (thousands)	$9,996
Effective Deferred Underwriting Fee Per Share	$0.08
As a percentage of share value	8%

2.	IFRS Policy and Presentation Alignment

The unaudited pro forma condensed combined financial information includes an adjustment to the historical financial information of SPAC to give effect to the differences between US GAAP and IFRS. The adjustment reclassifies SPAC Class A Ordinary Shares, subject to redemption from equity under US GAAP to non-current financial liabilities under IFRS.

3.	Adjusted Balance Sheet of SPAC

The historical balance sheet reflected in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 includes the restated amounts for contingencies and commitments and shareholders’ equity as disclosed in Amendment No. 1 of SPAC’s Form 10-Q/A for the quarter ended September 30, 2021, filed with the SEC on November 24, 2021.

As of June 30, 2021	As Reported	Adjustment	As Restated
Class A Ordinary Shares subject to possible redemptions	301,539,440	43,460,560	345,000,000
Class A Ordinary Shares	435	(435)	—
Additional paid-in capital	17,796,443	(17,796,443)	—
Retained earnings (accumulated deficit)	(12,797,740)	(25,663,682)	(38,461,422)
Total shareholders’ equity (deficit)	5,000,001	(43,460,560)	(38,460,559)
Total Liabilities, Class A ordinary shares Subject to Possible Redemption and shareholders’ Equity (Deficit)	347,435,972	—	347,435,972

4.	Pro-Forma Adjustments

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

A)

Reflects the conversion of Swvl Convertible Notes (which are separate and distinct from the Swvl Exchangeable Notes issued to PIPE Investors) to Holdings Common Shares A. During the six months ended June 30, 2021, Swvl issued Swvl Convertible Notes, which resulted in $27.7 million in cash proceeds. Upon consummation of the Business Combination, Swvl Convertible Notes were converted into 7.7 million Holdings Common Shares A in accordance with the Business Combination Agreement. Conversion of the Swvl Convertible Notes resulted in the elimination of Swvl Convertible Notes, an increase to share capital of approximately $1 thousand and a $76.1 million increase to share premium. Furthermore, the derivative liability recognised as an embedded derivative amounting to $39.0 million and interest payable on the Swvl Convertible Notes amounting to $0.6 million is reversed resulting in loss of $8.9 million being the difference between the fair value of (i) Swvl Convertible Notes and the related derivative liability; and (ii) Holdings Common Shares A issued against the Swvl Convertible Notes at the Closing.

B)

Reflects the actual redemption of 29,175,999 shares for aggregate redemption payments of $291.8 million at a redemption price of approximately $10.00 per share based on the investments held in the Trust Account at Closing.

C)

Reflects the exchange of 5,324,001 issued and outstanding SPAC Class A Ordinary Shares, 8,625,000 SPAC Class B Ordinary Shares, SPAC Public Warrants and SPAC Private Placement Warrants for Holdings Common Shares A and Holdings Warrants resulting in an increase to share capital and share premium of approximately $1 thousand and $14.8 million. The historical balances of accumulated deficit of the SPAC, SPAC Class A Ordinary Shares (after taking into account redemptions) and SPAC Class B Ordinary Shares are eliminated.

D)

The Transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of Holdings Common Shares A issued to SPAC Shareholders as compared to the fair value of SPAC’s net assets contributed. The fair value of Holdings Common Shares A issued was determined based on a market price of $9.86, adjusted for the effects of dilution arising from the earnout provision of $0.72 (resulting in a net market price of $9.14 per Holdings Common Share A), $4.55 per Holdings Private Warrant and $0.74 per Holdings Public Warrant.

The estimated fair value of the equity instruments issued to SPAC Shareholders considers the impact of Holdings Common Shares A contingently issuable to Eligible Swvl Equityholders upon the occurrence of the Triggering Events or earlier, on the change of control in accordance with the earnout provisions. Please see the section of the Proxy Statement/Prospectus entitled “The Business Combination — Earnout” for additional information on such provisions. This effect of the earnout reduces the fair value of Holdings Common Shares A issued to the SPAC Shareholders. Since there is no service condition attached to these Earnout Shares, their impact is taken immediately by reducing the fair value of the Holdings Common Shares A issued to SPAC’s Shareholders.

Following is a breakdown of the expense recorded in accordance with IFRS 2:

As evident from the table below, the fair value of share consideration of $127.5 million and SPAC’s net assets of approximately $8.9 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of approximately $118.6 million. This difference is reflected as a transaction expense of approximately $118.6 million for the services provided by SPAC in connection with the listing. The fair value calculation of approximately $127.5 million is based on the combined company estimated fair value derived from the publicly traded price of SPAC Class A Ordinary Shares as of March 30, 2021, after taking into account the earnout arrangement for Swvl Shareholders (which had the impact of reducing the publicly traded price to $9.14 per Holdings Common Share A).

(in thousands)
Fair value of share consideration	$127,494
Less: SPAC’s net assets	$8,933
Transaction expense	$118,561

The expense ultimately recorded by Swvl in accordance with IFRS may differ materially from the amounts presented in the unaudited pro forma condensed combined financial information, due to changes in the fair value of the equity of Holdings, including the value of Holdings Common Shares A and warrants to purchase Holdings Common Shares A.

E)

Reflects the adjustments to share capital and share premium after the contribution of Swvl’s shares outstanding to Holdings in exchange for 101,591,814 Holdings Common Shares A resulting in an increase to share capital and share premium of approximately $10 thousand and $164.0 million, respectively. Swvl’s historical share capital of $88.9 million is eliminated.

This adjustment also reflects the exercise of all Exchanged Options held by the Swvl Option Holders, resulting in increases to cash and cash equivalents and an additional increase to share premium of approximately $13.8 million. In connection with the exercise of these options, the employee share scheme reserve in the historical financial statements of Swvl is reversed, resulting in a reduction to the other reserves of approximately $25.6 million, while accumulated deficit increases by approximately $35.7 million to account for the accelerated vesting charge associated with the Exchanged Options.

F)	Reflects the reclassification of marketable securities held in Trust Account to cash and cash equivalents. These funds were made available to the combined company following the Business Combination.

G)	Reflects the settlement of approximately $10.0 million in deferred underwriting commissions following consummation of the Business Combination.

H)

Reflects proceeds from the PIPE Financing, which results in additional cash proceeds of $111.5 million and corresponding increases in share capital and share premium of approximately $1 thousand and $111.5 million.

I)

Reflects transaction costs expected to be incurred by Swvl and SPAC of approximately $22.6 million and $14.0 million, respectively, for advisory, banking, printing, legal and accounting fees incurred as part of the Business Combination. $18.0 million out of the total transaction costs represent equity issuance costs and have accounted for as a reduction from share premium while $18.4 million has been accounted for as an expense (out of which an amount of $0.2 million had already been accrued in the historical condensed interim consolidated statement of financial position of Swvl, hence an adjustment of $18.4 million has been reflected accordingly), and has been reflected as an increase in the accumulated deficit. Following are the details of the transaction costs for Swvl and SPAC:

For SPAC’s transaction costs, $0.5 million represents equity issuance costs related to the PIPE Financing, which is reflected as a reduction in share premium. The remaining amount of $13.5 million is reflected as an increase to the accumulated deficit. These costs have been excluded from the unaudited pro forma condensed combined statement of operations. SPAC’s estimated transaction costs excludes the deferred underwriting commissions as described in (F) above which has been accrued as of the pro forma balance sheet date as described in note 3.

For Swvl’s transaction costs, approximately $0.3 million of these fees have been incurred and accrued in the historical financial statements as of June 30, 2021. These accrued fees have been reversed in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 and in the unaudited pro forma condensed combined statement of comprehensive income for the six months ended June 30, 2021 resulting in a decrease of $0.3 million to the accounts payable, accruals and other payables and a decrease to the accumulated deficit of $0.3 million. $17.5 million represents transaction costs related to capital markets and accounting advisory services, legal fees and investment bankers’ fee with respect to the Business Combination. The remaining amount of approximately $5.1 million, is included as an expense through accumulated loss and is reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in (AA) below.

It is assumed that these transaction costs will be paid subsequent to the Closing Date and hence the cash and cash equivalent will decrease by $36.6 million.

The following tables summarize the above mentioned transaction costs and the related treatment within the unaudited pro forma condensed combined financial information:

Estimated SPAC transaction costs

$ (in thousands)
Transaction costs eligible for capitalisation	500
Transaction costs expensed as incurred(1)	13,500
Total SPAC transaction costs	14,000
1)

Consistent with the accounting for a capital raising transaction by Swvl, such costs are excluded from the unaudited pro forma condensed combined statement of operations, but are reflected as a reduction of the net assets of SPAC when calculating the IFRS 2 expense.

Estimated Swvl transaction costs

$ (in thousands)
Transaction costs eligible for capitalisation (1)	17,488
Transaction costs expensed as incurred (2)	5,127
Total Swvl transaction costs	22,615
1)

Direct and incremental transaction costs related to the Business Combination were allocated on a pro rata basis between the Holdings Shares issued to former SPAC Shareholders, which were charged directly to equity, and Swvl Shareholders, which were charged to expense.

2)	Includes transaction costs amounting to $0.2m which have been incorporated in the Swvl’s historical balance of accumulated deficit as at 30 June 2021.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 are as follows:

(AA)

Reflects the transaction costs of approximately $18.6 million (including $0.2m already accounted for in Swvl’s historical amount of general & administrative expenses for the year ended 31 December 2020) to be expensed and incurred by Swvl and SPAC, as part of the Business Combination, as described in (H), which are reflected entirely in the year ended December 31, 2020 in the unaudited pro forma condensed combined statement of operations, the earliest period presented. This adjustment also reflects the reversal of transaction costs of $0.2 million originally recorded as an expense in the condensed interim consolidated statement of comprehensive income of Swvl, which are reflected as an expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, the earliest period presented.

(BB)

Represents approximately $118.6 million in accordance with IFRS 2 as discussed in adjustment C above , for the difference between the fair value of Holdings Common Shares A and the fair value of SPAC’s identifiable net assets (including the SPAC Public Warrants and SPAC Private Placement Warrants) after taking into account the impact of the earnout arrangement. These costs are a nonrecurring item.

(CC)	Reflects the accelerated vesting amounting to $35.7 million associated with the Exchanged Options, assuming an exercise date of January 1, 2020, as described in (E).

(DD)

Reflects the recognition of offering costs relevant to SPAC Private Placement Warrants and other related miscellaneous expenses amounting to $0.2 million in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020.

(EE)

Reflects the reversal of interest on Swvl Convertible Notes accrued for the six months ended June 30, 2021 amounting to $0.6 million and the reversal of loss recognised upon the recognition of derivative liability amounting to $38.9 million. This results in an aggregate adjustment of $39.5 million.

(FF)	Reflects the reversal of interest income earned on the Trust Account balance by SPAC for the six months ended 30 June, 2021 amounting to $75 thousand.

4. Net loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. As Holdings was in a net loss under both scenarios for the year ended December 31, 2020, giving effect to outstanding SPAC Public Warrants and SPAC Private Placement Warrants was not considered in the calculation of diluted net loss per share, since the inclusion of such SPAC Public Warrants and SPAC Private Placement Warrants would be anti-dilutive. The 15,000,000 Earnout Shares are subject to certain share price targets such that they are not determined to be participating securities at issuance, and are not included in the calculation of pro forma EPS for the year ended December 31, 2020.

The unaudited pro forma condensed combined financial information has been prepared using the actual redemption of SPAC Public Shares:

For the six months ended June 30, 2021
Net loss per share
Pro forma net loss ($ in thousands)	(53,775)
Weighted average shares outstanding	127,730
Net loss per share (basic and diluted	(0.42)
For the year ended December 31, 2020
Net loss per share
Pro forma net loss ($ in thousands)	(202,634)
Weighted average shares outstanding (basic and diluted) (in thousands)	127,730
Net loss per share (basic and diluted	(1.59)
Swvl Shareholders	101,592
SPAC Public Shareholders	5,324
Sponsor	8,625
PIPE Investors	12,189
Total	127,730